Exhibit 12.1
EXHIBIT 12.1 — STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

Nine months ended September 30, 2010
Earnings before fixed charges:
Income before allocation of minority interest and income from investments in unconsolidated subsidiaries	$114,350
Add: Interest expense	107,614
Depreciation expense on cap’d interest	1,255
Amortization of deferred financing costs	4,854

Earnings before fixed charges	$228,073

Fixed charges:
Interest expense	$107,614
Amortization of deferred financing charges	4,854
Capitalized interest	589

Fixed charges	113,057

Preferred share distributions	—
Preferred unit distributions	15,759

Combined fixed charges	$128,816

Ratio of earnings to fixed charges	2.02

Ratio of earnings to combined fixed charges	1.77